

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2019

Jeffrey Parker
Chairman
Parkervision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, FL 32256

Re: Parkervision, Inc.
Registration Statement on Form S-1
Filed on April 15, 2019
File no. 333-230888

Dear Mr. Parker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Paul Lucido